Exhibit 99.3

Fortuna reports consolidated financial results for full year 2019

(All amounts expressed in US dollars, unless otherwise stated)

Vancouver, March 11, 2020: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported full year 2019 net income of $23.8 million, adjusted net income of $28.4 million, and adjusted EBITDA of $95.4 million.

Jorge A. Ganoza, President and CEO, commented, “Our production results and cost execution were in-line with our guidance for 2019 generating a strong EBITDA margin of 37% and free cash flow from ongoing operations of $35 million.” Mr. Ganoza added, “Construction and pre-commissioning activities at Lindero continue to advance according to our updated schedule. We expect to place ore on the leach pad and first doré pour in the second quarter of this year.”

Full year 2019 highlights

  Sales of $257.2 million, compared to $263.3 million in 2018
  Net income of $23.8 million, compared to $34.0 million in 2018
  Adjusted net income of $28.4 million, compared to $38.4 million in 2018
  Adjusted EBITDA1 of $95.4 million, compared to $113.9 million in 2018
  Free cash flow from ongoing operations1 of $34.5 million
  Cash and cash equivalents as at December 31, 2019 was $83.4 million
  Credit facility of $150.0 million with $40.0 million undrawn
  Silver and gold production of 8,809,767 ounces and 50,525 ounces, respectively
  AISC1,2 per silver equivalent ounce of payable silver was $11.9

Fourth quarter 2019 highlights

  Sales of $69.0 million, compared to $59.6 million in 2018
  Net income of $19.0 million, compared to $2.2 million in 2018
  Adjusted net income of $10.9 million, compared to $4.4 million in 2018
  Adjusted EBITDA1 of $25.1 million, compared to $22.7 million in 2018
  Free cash flow1 from ongoing operations of $6.4 million
  Silver and gold production of 2,251,917 ounces and 12,279 ounces, respectively
  AISC1,3 per silver equivalent ounce of payable silver was $12.5

Notes:

1.	Refer to Non-GAAP financial measures and Forward-Looking Statements at the end of this news release
2.	AISC/oz Ag Eq calculated at realized metal prices of $1,393/oz Au, $16.2/oz Ag, $0.9/lb Pb, and $1.2/lb Zn
3.	AISC/oz Ag Eq calculated at realized metal prices of $1,483/oz Au, $17.3/oz Ag, $0.9/lb Pb, and $1.1/lb Zn

Capital resources and liquidity

Total liquidity available to the Company as of December 31, 2019 was $123 million, which includes $40 million of available credit under our $150 million credit facility. At the end of the year the Company had cash, cash equivalents, and short-term investments of $83.4 million.

In October 2019, the Company closed a bought deal public offering of senior subordinated, unsecured convertible debentures which raised aggregate gross proceeds of $46 million.

Fourth quarter and Full year 2019 consolidated results

Consolidated Financial Metrics	Three months ended December 31,			Years ended December 31,
	2019	2018	% Change	2019	2018	% Change
(Expressed in $ millions except per share information)
Sales	$69.0	$59.6	16%	$257.2	$263.3	(2%)
Mine operating income	23.4	17.3	35%	84.6	96.6	(12%)
Operating income	9.0	6.3	43%	34.2	61.6	(44%)
Net income	19.0	2.2	764%	23.8	34.0	(30%)
Earnings per share (basic)	0.12	0.01	1,100%	0.15	0.21	(29%)

Adjusted net income[1]	10.9	4.4	148%	28.4	38.4	(26%)
Adjusted EBITDA[1]	25.1	22.7	11%	95.4	113.9	(16%)
Net cash provided by operating activities	19.2	19.3	(1%)	63.0	83.5	(25%)
Free cash flow[1] from ongoing operations	6.4	11.8	(46%)	34.5	55.2	(38%)
Capex
Sustaining	6.2	9.4	(34%)	20.4	24.0	(15%)
Non-sustaining	0.9	1.2	(29%)	2.0	3.3	(39%)
Lindero	26.8	39.4	(32%)	188.3	80.0	135%
Brownfields	0.9	1.6	(46%)	4.8	8.6	(44%)

				Dec 31, 2019	Dec 31, 2018	% Change
Cash, cash equivalents, and short-term investments				$83.4	$163.3	(49%)

Total assets				$936.1	$786.5	19%
Debt				$146.5	$69.3	111%
Shareholders' equity				$635.4	$602.8	5%

Note:

1.	Refer to Non-GAAP financial measures and Forward-Looking Statements at the end of this news release

Fourth Quarter 2019 Results

Sales for the quarter were $69.0 million, a 16% increase from the $59.6 million reported in the same period in 2018. The increase in sales was due primarily to higher silver, gold, and lead prices of 19%, 20%, and 4%, respectively, and a 9% and 19% increase in the volume of silver and lead sold.

Net income for the quarter was $19.0 million or $0.12 per share compared to $2.2 million net income or $0.01 per share reported in the fourth quarter of 2018. The increase in net income was driven by higher sales, $11.0 million of investment gains denominated in Argentine pesos from cross border trades, and lower income taxes. These were partially offset by $4.3 million of non-cash write-downs in inventories, exploration projects, and exploration related equity investments.

Adjusted net income for the period was $10.9 million compared to $4.4 million for the same period in 2018. The increase was driven by higher sales and lower income taxes and was partially offset by general and administrative expenses of $3.1 milion including higher share-based payment expenses of $2.0 million.

Adjusted EBITDA for the quarter was $25.1 million compared to $22.7 million in the fourth quarter of 2018.

Cash provided by operating activities for the period was $19.2 million compared to $19.3 million reported in the same period in 2018. Free cash flow from ongoing operations was $6.4 million compared to $11.8 million reported in the fourth quarter of 2018. The decrease was due primarily to negative changes in working capital of $8.0 million in the fourth quarter of 2019 compared to positive changes of $3.0 million in the fourth quarter of 2018. The changes in free cashflow in the fourth quarter of 2019 were mostly related to timing in the collection of accounts receivable and an increase of our VAT receivable at the San Jose Mine in Mexico.

Annual Results

Sales for the full year were $257.2 million, a 2% decrease from the $263.3 million reported in 2018.

Net income for the full year was $23.8 million or $0.15 per share compared to net income of $34.0 million or $0.21 per share reported in 2018. The decrease in net income was due to a combination of slightly lower sales ($6 million), higher cash costs, and higher general and administrative expenses of $3.7 million, including $2.3 million of share-based payment expenses. In addition, results in 2019 were impacted by $5.6 million of non-cash write-downs on exploration projects, obsolete inventories, and a decrease in the fair value of exploration related equity investments, compared to $2.0 million of write-downs in 2018. The $13.2 million of foreign exchange losses in the year, primarily from the devaluation of the Argentine Peso were substantially mitigated by $11.0 million of investment gains.

Adjusted net income for the full year was $28.4 million compared to $38.4 million for 2018. The net loss for the year was adjusted to reflect non-cash impairment charges, foreign exchange losses related to the Lindero Project, and the aforementioned investment gains.

Adjusted EBITDA for the full year was $95.4 million compared to $113.9 million in 2018.

Cash provided by operating activities for the full year was $63.0 million compared to $83.5 million reported in 2018. The decrease was driven by lower operating margins and negative changes in working capital of $11.0 million compared to positive changes of $3.3 million in 2018. Free cash flow from ongoing operations for the year ended December 31, 2019 was $34.5 million compared to $55.2 million reported in 2018.

Lindero Project, Argentina

Construction of the Lindero open pit heap leach gold mine located in Salta Province, Argentina is 89% complete as of the end of January 2020. Construction spending for the fourth quarter of 2019 was $27.8 million (FY 2019 spending: $157.5 million) of which $21.3 million was unpaid as of the end of December 2019. Total construction capital expenditures as at December 31, 2019 was $280.3 million. Management expects total construction capital expenditures of between $314.0 million and $320.0 million as per the the updated construction and commissioning schedule (refer to Fortuna’s news release dated February 13, 2020). This represents an increase of 28% from the September 2017 feasibility estimate.

The main drivers for the increased capital costs are $8.6 million of indirect costs, and $6.8 million of EPCM contractor. In addition, the Company expects to incur pre-production costs and buildup of working capital through to the commencement of production of approximately $40 million of which $14 million had been spent as of December 31, 2019. This is an increase of $15 million over the $25 million disclosed in our November 14, 2019 news release and is mainly driven by continued mining operations during the pre-production phase which will result in an inventory of ore stockpile 30% larger than originally planned, additional related owner’s costs, and an additional $4 million for inventory spare parts.

The Company expects to place ore on the leach pad and first doré pour in the second quarter of 2020, and commercial production is expected to commence in the third quarter of 2020.

Lindero construction capital expenditures and total spending

	Cumulative to	Twelve months ended
(Expressed in $ millions)	December 31, 2018	December 31, 2019	Total
Construction capital expenditures¹	$79.9	$188.3	$268.2
Contractor advances and deposits on equipment, net of transfers	42.9	(30.8)	12.1
Total spending	122.8	157.5	280.3

Note 1: Includes $21.3 million of invoices that were unpaid as of the end of December 2019

Refer to the following link  to  access  Lindero’s  photo gallery: https://fortunasilver.com/mines-and-projects/development/lindero-project-argentina/construction-gallery/lindero-deposit/

San Jose Mine, Mexico

	Three months ended December 31,		Years ended December 31,
	2019	2018	2019	2018
Mine Production
Tonnes milled	273,066	256,181	1,068,722	1,040,478
Average tonnes milled per day	3,034	2,846	3,028	2,956

Silver
Grade (g/t)	249	230	252	260
Recovery (%)	91	91	91	92
Production (oz)	2,002,633	1,718,496	7,868,478	7,979,634
Metal sold (oz)	1,968,550	1,818,026	7,849,438	7,921,345
Realized price ($/oz)	17.34	14.61	16.20	15.74

Gold
Grade (g/t)	1.50	1.58	1.57	1.75
Recovery (%)	91	91	91	92
Production (oz)	11,993	11,825	48,880	53,517
Metal sold (oz)	11,870	12,312	48,731	53,255
Realized price ($/oz)	1,483	1,236	1,393	1,273

Unit Costs
Production cash cost ($/t)	70.2	65.9	69.6	63.7
Production cash cost ($/oz Ag Eq)[1,2]	6.8	6.8	6.7	5.9
Unit net smelter return ($/t)	181.8	145.5	172.0	138.5
AISC ($/oz Ag Eq)[1,2]	10.5	9.9	9.8	9.0

Notes:

1.	Production cash cost silver equivalent and all-in sustaining cash cost silver equivalent (AISC) are calculated using realized metal prices for each period respectively
2.	Production cash cost, production cash cost silver equivalent, and all-in sustaining cash cost silver equivalent (AISC) are Non-GAAP financial measures. Refer to Non-GAAP financial measures in the associated MD&A for a description and calculation of these measures

Quarterly Results

The San Jose Mine produced 2,002,633 ounces of silver and 11,993 ounces of gold in the fourth quarter of 2019, which were 17% and 1%, respectively, above the comparable quarter in 2018. The higher silver production was due primarily to a 7% increase in mine throughput as well as an 8% increase in silver head grade.

Cash cost per tonne of processed ore for the fourth quarter increased 6% to $70.19 per tonne compared to $65.94 per tonne for the comparable quarter in 2018. The increased cash cost was due to higher mine costs related to breakup, support, and transportation.

Annual Results

The San Jose Mine produced 7,868,478 ounces of silver and 48,880 ounces of gold in 2019, which were 1% and 9%, respectively, below 2018. The lower production was due primarily to the impact of scheduled mine production in lower grade stopes in the third quarter which produced approximately 282,000 less silver ounces on 15% lower head grade.

Cash cost per tonne of processed ore for the year ended December 31, 2019 increased 9% to $69.60 per tonne compared to $63.72 per tonne for 2018. The increased cash cost was due to higher mining costs relating to contractor tariffs and indirect costs. The cash cost was within the annual cost guidance.

Caylloma Mine, Peru

	Three months ended December 31,		Years ended December 31,
	2019	2018	2019	2018
Mine Production
Tonnes milled	133,271	135,034	531,307	534,773
Average tonnes milled per day	1,481	1,500	1,497	1,502

Silver
Grade (g/t)	71	61	66	63
Recovery (%)	82	83	83	84
Production (oz)	249,284	219,207	941,289	911,309
Metal sold (oz)	252,780	214,883	948,616	911,648
Realized price ($/oz)	17.31	14.55	16.23	15.71

Lead
Grade (%)	2.84	2.39	2.72	2.62
Recovery (%)	89	91	90	91
Production (000's lbs)	7,441	6,453	28,746	28,255
Metal sold (000's lbs)	7,559	6,377	28,969	28,349
Realized price ($/lb)	0.92	0.89	0.91	1.02

Zinc
Grade (%)	4.48	4.30	4.36	4.28
Recovery (%)	88	90	89	90
Production (000's lbs)	11,614	11,537	45,600	45,485
Metal sold (000's lbs)	11,974	11,713	45,781	45,867
Realized price ($/lb)	1.08	1.19	1.15	1.32

Unit Costs
Production cash cost ($/t)	85.9	89.5	86.2	83.5
Production cash cost ($/oz Ag Eq)[1,2]	11.7	8.7	10.9	7.6
Unit net smelter return ($/t)	138.1	141.7	137.8	166.1
AISC ($/oz Ag Eq)[1,2]	15.4	14.8	14.3	11.7

Notes:

1.	Production cash cost silver equivalent and all-in sustaining cash cost silver equivalent (AISC) are calculated using realized metal prices for each period respectively
2.	Production cash cost, production cash cost silver equivalent, and all-in sustaining cash cost silver equivalent (AISC) are Non-GAAP financial measures. Refer to Non-GAAP financial measures in the associated MD&A for a description and calculation of these measures

Quarterly Results

The Caylloma Mine produced 7.4 million pounds of lead and 11.6 million pounds of zinc in the fourth quarter of 2019, which were 15% higher and in line with the production for the comparable quarter in 2018. The higher volume of lead production was due primarily to a 19% higher lead head grade despite lower mine throughput. Silver production totaled 249,284 ounces or 14% higher than the comparable quarter in 2018 due to higher silver head grade by 16%.

Cash cost per tonne of processed ore was $85.86, which was 4% lower than the $89.50 cash cost per tonne for the comparable quarter in 2018 and was within our annual guidance range. The lower cash cost was due primarily to lower mining costs related to breakup and support.

Annual Results

The Caylloma Mine produced 28.7 million pounds of lead and 45.6 million pounds of zinc in 2019, which were 2% higher and in line with production for 2018. The higher volume of lead production was due to a 4% higher lead head grade. Silver production totaled 941,289 ounces or 3% higher than the production for 2018.

Cash cost per tonne of processed ore was $86.15 (refer to Non-GAAP Financial Measures), or 3% higher than the $83.47 per tonne for 2018 and within our annual guidance range. The higher cash cost was due to higher indirect costs related mainly to on-site camp maintenance and personnel transportation. The cash cost was within the annual cost guidance.

Non-GAAP financial measures

The following tables represent the calculation of certain Non-GAAP financial measures as referenced in this news release.

Income Statement reconciliation to Adjusted Net Income for the three and twelve months ended December 31, 2019 and 2018

(Expressed in $ millions, except per share information)	Q4 2019	Adjust.	Q4 2019 Adjusted	Q4 2018	Adjust.	Q4 2018 Adjusted
Sales	$69.0	$-	$69.0	$59.6	$-	$59.6
Cost of sales	45.5	(1.1)	44.5	42.2	0.1	42.3
Mine operating income	23.4	1.1	24.5	17.4	(0.1)	17.3
General and administration	9.4	0.0	9.4	6.3	-	6.3
Exploration and evaluation	0.4	-	0.4	0.2	-	0.2
Share of loss from associates	0.1	(0.1)	-	0.1	(0.1)	-
Foreign exchange loss (gain)	1.4	(1.1)	0.4	3.6	(3.9)	(0.2)
Other expenses, net	3.2	(3.0)	0.1	0.9	(0.9)	0.1
Operating Income	9.0	5.2	14.2	6.3	4.7	11.0
Investment income	11.0	(11.0)	-	-	-	-
Interest and finance costs	-	0.1	0.1	0.4	0.2	0.6
Gain on derivatives	-	-	-	0.4	0.4	0.8
Income before taxes	20.1	(5.8)	14.3	7.1	5.3	12.5
Income tax expense	1.1	2.3	3.4	4.9	3.1	8.0
Net (loss) income and adjusted net income	$19.0	$(8.0)	$10.9	$2.2	$2.2	$4.4
Earnings per share - basic	$0.11	$(0.04)	$0.07	$0.01	$0.01	$0.02

(Expressed in $ millions, except per share information)	YTD 2019	Adjust.	YTD 2019 Adjusted	YTD 2018	Adjust.	YTD 2018 Adjusted
Sales	$257.2	$-	$257.2	$263.3	$-	$263.3
Cost of sales	172.6	(0.9)	171.7	166.7	(1.3)	165.4
Mine operating income	84.6	0.9	85.5	96.6	1.3	97.9
General and administration	29.8	0.1	29.9	26.2	-	26.2
Exploration and evaluation	2.4	-	2.4	0.7	-	0.7
Share of loss from associates	0.2	(0.2)	-	0.0	(0.0)	-
Foreign exchange loss	13.3	(11.5)	1.8	6.1	(3.9)	2.2
Other expenses, net	4.6	(4.3)	0.3	2.0	(1.8)	0.2
Operating Income	34.2	16.9	51.1	61.6	7.0	68.6
Investment income	11.0	(11.0)	-	-	-	-
Interest and finance costs	(0.0)	0.4	0.3	0.4	0.7	1.0
Gain (loss) on derivatives	(1.2)	2.6	1.4	5.4	(5.0)	0.4
Income before taxes	44.0	8.9	52.8	67.3	2.7	70.0
Income tax expense	20.2	4.2	24.4	33.4	-	31.7
Net income and adjusted net income	$23.8	$4.6	$28.4	$34.0	$4.3	$38.3
Earnings per share - basic	$0.14	$0.04	$0.18	$0.21	$0.03	$0.24

Adjusted EBITDA

Reconciliation to Adjusted EBITDA for the three and twelve months ended December 31, 2019 and 2018

(Expressed in $ millions)	Q4 2019	Q4 2018	YTD 2019	YTD 2018
Net (loss) income for the period	$19.0	$2.2	$23.8	$34.0
Adjustments:
Community support provision	(0.1)	(0.3)	(0.3)	1.1
Inventory adjustment	1.3	0.2	1.3	0.2
Foreign exchange loss, Lindero project	1.0	3.9	11.5	3.9
Net finance items	(0.1)	(0.4)	(0.3)	(0.4)
Depreciation, depletion, and amortization	11.6	10.8	46.0	44.8
Income taxes	1.1	4.9	20.2	33.4
Share of loss from associates	0.1	0.1	0.2	-
Investment income	(11.0)	-	(11.0)	-
Other non-cash items	2.2	1.3	4.0	(3.0)
Adjusted EBITDA	$25.1	$22.7	$95.4	$113.9

Reconciliation to Free cash flow from ongoing operations for the three and twelve months ended December 31, 2019 and 2018

(Expressed in $ millions)	Q4 2019	Q4 2018	YTD 2019	YTD 2018
Net cash provided by operating activities	$19.2	$19.3	$63.0	$83.5
Less: Accrued interest	(1.5)	-	-	-
Less: Change in long term receivables	-	-	(1.5)	-
Less: Additions to mineral properties, plant and equipment	(7.6)	(10.5)	(26.0)	(33.3)
Less: Contractor advances for plant and equipment	-	-	(0.6)	(1.3)
Add: Advances applied to plant and equipment	-	0.1	0.7	1.2
Less: Current income tax expense	(8.2)	(3.9)	(32.6)	(30.6)
Add: Income taxes paid	4.5	6.8	31.5	35.7
Free cash flow from ongoing operations[1]	$6.4	$11.8	$34.5	$55.2
Note:
1. From ongoing operations, including San Jose and Caylloma and excludes Greenfield exploration

The financial statements and MD&A are available on SEDAR and on the Company's website at https://www.fortunasilver.com/investors/financials/2019/.

Conference call to review 2019 year end financial and operational results

A conference call to discuss the financial and operational results will be held on Thursday, March 12, 2020 at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/33369 or over the phone by dialing just prior to the starting time.

Conference call details:

Date: Thursday, March 12, 2020

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.844.369.8770

Dial in number (International): +1.862.298.0840

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 33369

Playback of the conference call will be available until March 26, 2020 at 12:00 a.m. Eastern time. Playback of the webcast will be available until March 12, 2021. In addition, a transcript of the call will be archived on the company’s website: https://www.fortunasilver.com/investors/financials/2019/.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer with its primary assets being the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold project, currently under construction, in Argentina.  The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.  For more information, please visit its website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

E: info@fortunasilver.com

Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company’s exploration activities, including related capital expenditures; the timing of the completion of construction at Lindero; the timing of the placing of the ore on the leach pad and the first dore pour; the costs related to the construction of the Lindero Project; the timing of commissioning, and timing of commencement of commercial production of the Lindero Project; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; the future financial or operating performance of the Company; 2020 production and cost guidance; and proposed expenditures. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; fluctuation in foreign exchange rates; inflation; any extension of the currency controls in Argentina; technological and operational hazards in Fortuna's mining and mine development activities; delays in the completion of the construction and commissioning at Lindero may cause delays in the commencement of commercial production; delays in the commissioning and start up of Lindero may increase the costs at Lindero; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; risks relating to a global pandemic; labor relations issues; as well as those factors discussed under "Risk Factors" in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company's plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company's current mineral resource and reserve estimates; that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.